EXHIBIT 99.1

Burcon Reports Fiscal Fourth Quarter and Year 2015 Results

VANCOUVER, British Columbia, June 23, 2015 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional and renewable plant proteins, reported results for the fiscal fourth quarter and year ended March 31, 2015.

Fiscal 2015 Operational Highlights

  Completed an over-subscribed rights offering in April 2014 for $5.25 million, with net proceeds of $5.0 million.

  Received a patent grant from the U.S. Patent and Trademark Office for CLARISOY™'s first composition of matter patent.  This composition of matter patent provides protection over the commercially valuable attributes of CLARISOY™, which include, amongst others, its unique solubility and transparency in solution, and absence of taste or smell.

  Advanced discussions with a select group of multi-national food ingredient providers for a royalty or a joint operations agreement of Peazazz®.

  Burcon's Winnipeg Technical Centre undertook Peazazz® applications work and sample production throughout the year in response to requests from and in support of analytical work conducted by these potential commercialization partners.

  Burcon's exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM), facilitated CLARISOY™ development activities in the global food and beverage market while operating the world's first CLARISOY™ semi-works plant to produce samples of the CLARISOY™ soy protein line for market development purposes.

  ADM completed its acquisition of WILD Flavors GmbH and formed a new business unit, WILD Flavors and Specialty Ingredients, which includes the WILD business as well as ADM's specialty proteins product line among others.

  Burcon completed a private placement with a respected group of U.S.-based investors for U.S. $1.65 million.

  Received five U.S. patent grants and an additional two U.S. patent grants subsequent to the end of the fiscal year, bringing the company's patent portfolio to 188 issued patents in various countries, including 59 in the U.S., as well as more than 375 active patent applications, including 59 additional U.S. patent applications.

  Subsequent to the year-end, Burcon completed an over-subscribed rights offering for gross proceeds of $3.5 million, with net proceeds of $3.35 million.

Management Commentary

Over the course of the past year, Burcon witnessed significant advancements for the CLARISOY™ soy protein line, its lead product, by its license partner Archer Daniels Midland (ADM). In late 2014 ADM closed its largest acquisition in its corporate history, acquiring WILD Flavors for U.S. $3.1 billion, and merging those assets with ADM's own specialty ingredients Foods and Wellness division to create the new WILD Flavors & Specialty Ingredients business unit. CLARISOY™ is now being produced, marketed, and sold within this new business unit, a business unit ADM has publicly stated will be a driver of future growth.

Since the signing of the CLARISOY™ License and Production Agreement with ADM in March 2011, Burcon has filed a number of additional U.S. patent applications for inventions covering CLARISOY™ soy protein's composition, CLARISOY™ applications, and CLARISOY™ extraction and purification processes.

During the past year, ADM elected to add another one of the new CLARISOY™ patent applications to the CLARISOY™ License and Production Agreement. Burcon filed these patent applications as we expect they will provide important commercial protection for the production and use of CLARISOY™. More importantly, we believe adding these patent applications could also result in considerable lengthening of the royalty term under the CLARISOY™ License and Production Agreement.

During the past year Burcon realized similarly important developments with its second major technology, its Peazazz® pea protein.  Burcon has been operating its semi-works production facility, which utilizes commercial-scale equipment and is capable of producing the tonnage amounts of Peazazz® required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products, to continue the development of the Peazazz® commercial opportunity.

Burcon advanced its discussions with multiple potential partners over the past year. These partners have conducted product testing, applications development, pricing analyses and real life consumer trials to test the market potential for Peazazz® sales. Peazazz® exhibits unique potential in key applications and is expected to garner significant sales opportunities. We remain confident of the ability to enter into a commercialization partnership for our Peazazz® pea protein technology and to commercialize the opportunity in partnership with an established food ingredients industry player.

We see continued acceleration of the demand for protein ingredients globally and specifically for plant protein. Burcon believes it is extremely well-positioned, both through the royalty arrangement with ADM on CLARISOY™ and the discussions with potential partners for Peazazz® to derive benefits from the global trend for protein and health and wellness in general.

Fiscal Fourth Quarter and Full Year Financial Results (in Canadian dollars)

Revenues totaled $26,000 in the fiscal fourth quarter, which slightly lower than the prior quarter and consistent with the same year-ago period, and were derived mainly from deferred royalty payments from ADM for CLARISOY™ sales. The nominal revenues reflect the company's development phase status as it transitions to the commercial stage.  Revenues for the fiscal year totaled $105,000 compared to $95,000 in fiscal 2014, which were also derived mainly from deferred royalty payments from ADM.

Royalty revenues from the sale by ADM of CLARISOY™ as produced from their semi-works facility in Decatur, Illinois have been marginal. The main purpose of the semi-works plant has been to provide commercial samples for market development purposes and to facilitate other product development work.

Fourth quarter net loss totaled $1.5 million or $(0.05) per basic and diluted share, as compared to a net loss of $1.2 million or $(0.04) per basic and diluted share in the same year-ago quarter. For the full fiscal year, net loss totaled $6.6 million or $(0.20) per basic and diluted share, as compared to a net loss of $6.0 million or $(0.19) per basic and diluted share in fiscal 2014.

Research and development (R&D) expenses totaled $665,000 in the fourth quarter, increasing from $599,000 in the same year-ago quarter.  The increase is due mainly to higher stock-based compensation expense and technical staff being on leave in the year-ago quarter.  For the fiscal year, R&D expenses totaled $2.5 million, relatively unchanged from the same year-ago quarter.

General and administrative (G&A) expenses in the fourth fiscal quarter increased to $1,146,000 from $788,000 in the year-ago quarter, and increased to $4.5 million in fiscal 2015 from $4.0 million in the fiscal 2014.  The bulk of the increase in G&A expenses for the quarter is due mainly to an increase in patent legal fees, with significant fees incurred for patent applications that entered national phase and to patent applications that were granted in Europe that incurred registration fees in various European countries. The increase of G&A expenses over the fiscal 2014 is mainly attributed to the recognition of warrants issued to guarantors of the April 2014 rights offering of $358,000, with the balance to higher patent legal fees.

At March 31, 2015, cash and short-term investments totaled $3.7 million compared to $1.4 million at March 31, 2014.  In April 2015, Burcon completed a rights offering that provided net cash proceeds of $3.35 million.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least July 2016. This estimate does not take into account potential proceeds from outstanding convertible securities, royalty revenues from the sale of CLARISOY™, or any other potential revenue from product sales or licensing.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available from the company's Investors section at www.burcon.ca or from www.sedar.com.

Conference Call

Burcon will host a conference call later today, Tuesday, June 23, 2015.  Burcon's president and COO, Johann F. Tergesen, will host the presentation, followed by a question and answer period.

Date:	Tuesday, June 23, 2015
Time:	5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Dial-in (toll/international):	1-719-785-1753
Toll-free dial-in (North America):	1-888-337-8169
Conference ID:	1133393

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through July 23, 2015.

Replay dial-in (toll/international):	1-858-384-5517
Toll-free dial-in (North America):	1-877-870-5176
Replay conference ID:	1133393

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins.  The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 23, 2015 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon's 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov.  Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2015 and 2014
(Prepared in Canadian dollars)
	2015	2014
	$	$
Assets

Current assets
Cash and cash equivalents	2,400,965	1,392,467
Short-term investments	1,266,600	--
Amounts receivable	145,524	140,941
Prepaid expenses	148,429	165,390
Derivative asset	70,152	--

	4,031,670	1,698,798

Property and equipment	564,185	664,115

Deferred financing costs	93,518	215,251

Deferred development costs	755,967	1,289,592

Goodwill	1,254,930	1,254,930

	6,700,270	5,122,686

Liabilities

Current liabilities
Accounts payable and accrued liabilities	705,302	572,908
Derivative liability	70,152	--

	775,454	572,908

Deferred revenue	132,930	226,763

	908,384	799,671

Shareholders' Equity
Capital stock	60,964,605	54,005,703
Contributed surplus	6,259,626	6,136,123
Options	9,190,098	8,532,700
Warrants	357,945	49,453
Deficit	(70,980,388)	(64,400,964)

	5,791,886	4,323,015

	6,700,270	5,122,686

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the quarters and years ended March 31, 2015 and 2014
(Prepared in Canadian dollars)

	Three months ended March 31,		Years ended March 31,
	2015	2014	2015	2014
	$	$	$	$
	(unaudited)	(unaudited)

Revenue
Royalty income	25,508	23,616	105,387	94,724

Expenses
General and administrative	1,146,443	787,727	4,458,694	3,954,026
Research and development	665,103	599,353	2,535,761	2,393,649

	1,811,546	1,387,080	6,994,455	6,347,675

Loss from operations	(1,786,038)	(1,363,464)	(6,889,068)	(6,252,951)

Interest and other income	248,249	124,748	309,644	291,406

Loss and comprehensive loss for the period	(1,537,789)	(1,238,716)	(6,579,424)	(5,961,545)

Basic and diluted loss per share	(0.05)	(0.04)	(0.20)	(0.19)
CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca